Filed Pursuant to Rule 433
Registration No. 333-146980
October 29, 2007
Free Writing Prospectus
(To Prospectus dated October 29, 2007 and
Prospectus Supplement
dated October 29, 2007)

Contacts:
Laurie Van Raemdonck
Vice President, Investor Relations
(248) 340-7731
lvanraemdonck@championhomes.net
or
Phyllis Knight
Executive Vice President and CFO
(248) 340-9090
Champion Enterprises Prices Offering of $160 Million of Convertible Senior Notes
AUBURN HILLS, Mich., Oct. 30, 2007 — Champion Enterprises, Inc. (NYSE: CHB), a leader in factory-built construction, today announced the pricing of the previously announced public offering of convertible senior notes due 2037. The transaction was increased in size from the previously announced aggregate principal amount of $130 million to $160 million. The company has also granted to the underwriter of the offering an option to purchase up to an additional $20 million aggregate principal amount of notes solely to cover over-allotments. Credit Suisse Securities (USA) LLC is acting as the underwriter and sole bookrunning manager for the convertible notes offering.
The notes will bear interest at a rate of 2.75% per year, payable on May 1 and Nov. 1, beginning on May 1, 2008. The notes will mature on Nov. 1, 2037. Holders of the notes may require the company to repurchase the notes if the company is involved in certain types of corporate transactions or other events constituting a fundamental change. Beginning in 2012 the company will have the right to redeem the notes, in whole or in part. Holders of the notes have the right to require the company to repurchase all or a portion of their notes on Nov. 1 of each of 2012, 2017, 2022, 2027 and 2032.
The notes will be convertible, under certain circumstances, at the holder’s option, at an initial conversion rate of 47.6954 shares of the company’s common stock per $1,000 principal amount of notes (or an initial conversion price of approximately $20.97 per share of common stock), representing an 82% conversion premium based on the closing price of $11.52 per share of the company’s common stock on Oct. 29, 2007. The conversion rate and the conversion price will be subject to adjustment in certain events.
The company intends to use approximately $97 million of the net proceeds of the notes offering to repurchase its notes due 2009 tendered in a tender offer, including the tender premium and any accrued interest thereon, repay no less than $8 million of the outstanding principal, plus accrued interest, under its term loan due 2012 and pay related fees and expenses. The remaining net proceeds of approximately $58 million, or approximately $78 million if the underwriters exercise their over-allotment option in full, will be used for general corporate purposes.
Closing of the public offering of the notes is expected to occur on Nov. 2, 2007 and will be subject to the satisfaction of various customary closing conditions.

Champion Enterprises Prices Offering of $160 Million of Convertible Senior Notes

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
Champion Enterprises, Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents Champion Enterprises, Inc. has filed with the SEC for more complete information about Champion Enterprises, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Champion Enterprises, Inc., the underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Champion Enterprises, Inc. toll free at 1-888-603-0071.
About Champion
Auburn Hills, Michigan-based Champion Enterprises, Inc., a leader in factory-built construction, operates 32 manufacturing facilities in North America and the United Kingdom working with independent retailers, builders and developers. The Champion family of builders produces manufactured and modular homes, as well as modular buildings for government and commercial applications.
Forward Looking Statements
This news release contains, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current assumptions, expectations and projections about future events. Words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the company’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
Investors should consider the information contained in the company’s filings with the SEC, including its Annual Report on Form 10-K for the 2006 fiscal year, especially in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on the company’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this news release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this news release.
The company is not under any obligation and does not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this news release to reflect circumstances existing after the date of this news release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.